April 27, 2018	Jimena Acuña Smith T +1 415 315 2306 jimena.smith@ropesgray.com

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Kimberly Browning

Re:	Pax World Funds Series Trust I (File Nos. 002-38679, 811-02064) ("Trust I")

Pax World Funds Series Trust III (File Nos. 333-194601, 811-22935) ("Trust III" and, together with Trust I, the "Registrants" and each series of the Registrants, a "Fund" and together, the "Funds")

Dear Ms. Browning:

We are writing to respond to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") that you provided by telephone on March 14, 2018 in connection with Post-Effective Amendment No. 88 for Trust I and Post-Effective Amendment No. 10 for Trust III, each filed with the Commission on March 1, 2018 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Securities Act"). The Staff's comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Prospectus.

TRUST I AND TRUST III

1. Comment. Please confirm supplementally that the Registrants are aware of the requirements under Rule 472(b) under the Securities Act to file with the Commission marked and unmarked copies of an amendment. In addition to the unmarked copies provided to the Commission, please also submit marked copies of any amendments with the Registrants' next post-effective amendment filing.

Response. The Registrants confirm that they are aware of the requirements under Rule 472(b) of the Securities Act. The Registrants respectfully submit that, with the advent of the EDGAR system, the requirement under Rule 472(b) to submit "eight additional copies of such amendment at least five of which shall be marked to indicate clearly and precisely, by underlying or in some other appropriate manner, the changes effected in the registration statement by the amendment" is met through the submission of R-tag files that accompany the Registrants' filings. Rule 309 of Regulation S-T states that a document filed electronically on EDGAR, submitted in the manner prescribed by the EDGAR manual, "shall satisfy any requirement that more than one copy of such document be filed with or provided to" the Commission Staff. Rule 310 states that "provisions requiring the marking of changed materials are satisfied by" R-tagging each paragraph containing changed materials. Nonetheless, to facilitate the Staff's review, the Registrants will seek to submit to the Commission Staff marked copies of any future Rule 485(a) filings.

2. Comment. The Staff notes that, for certain Funds, there is missing or bracketed information. Please include all such information in the Registrants' 485(b) filing.

Response. The Registrants confirm that all missing or bracketed information will be updated accordingly in the Registrants' 485(b) filing.

3. Comment. Approximately one week prior to the Registrants' 485(b) filing going effective, please submit to the Staff, via EDGAR correspondence, the following information, which is required to be included in the registration statement by Items 3 and 4 of Form N-1A: (i) annual fund operating expenses; (ii) expense examples; (iii) portfolio turnover; and (iv) performance.

Response. The Registrants have submitted such information via an EDGAR correspondence filing made on April 19, 2018.

4. Comment. The Principal Investment Strategy discussion for certain Funds indicates that the Fund may utilize derivatives. Please clarify whether derivatives may be counted for purposes of a Fund's 80% policy and, if so, please confirm supplementally that they are valued based on market value rather than notional value. Please also identify the derivatives in which each Fund may invest.

Response. In response to your comment, the following has been added as a new paragraph in the section entitled About the Funds – Investment Objectives and Strategies:

"Each Fund that has adopted a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in the particular type of investment suggested by its name may count derivatives towards compliance with such policy."

In addition, the Registrants confirm that, in monitoring a Fund's compliance with its 80% policy, the Fund will include derivatives investments using their market value. Finally, the Registrants respectfully note that the About the Funds section of the prospectus specifies the types of derivatives in which each Fund may invest.

5. Comment. The Division of Investment Management made a number of observations about derivatives related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010, http://www.sec.gov/divisions/investment/guidance/ ici073010.pdf. Please acknowledge that the Registrants are aware of this letter and confirm that the disclosure conforms to the Staff's recommendations therein.

Response. The Registrants have reviewed the derivatives-related disclosure in the registration statement and believe that it is consistent with the referenced letter.

6. Comment. For all Funds with principal investment strategies that indicate that the portfolio manager may "overweight or underweight specific sectors and may take significant positions," please clarify whether each such Fund presently takes significant positions in a particular sector or industry. Please disclose any such specific sectors or industries in the Principal Investment Strategies section of the prospectus and disclose any associated risks in the Principal Risks section of the prospectus.

Response. In response to your comment, Pax Large Cap Fund's Principal Investment Strategy section has been revised, as follows:

"The portfolio manager may overweight or underweight a specific sector and may take significant positions, including positions in companies in the information technology sector, which could lead to increased volatility."

Also in response to your comment, Pax Large Cap Fund's Principal Risk section has been revised to add the following risk:

"Information Technology Sector Risk Prices of technology companies' securities historically have been more volatile than those of many other securities, especially over the short term. Technology companies are subject to significant competitive pressures, such as aggressive pricing of their products or services, new market entrants, competition for market share, short product cycles due to an accelerated rate of technological developments, evolving industry standards, changing customer demands and the potential for limited earnings and/or falling profit margins. The failure of a company to adapt to such changes could have a material adverse effect on the company's business, results of operations, and financial condition. Many technology companies have limited operating histories."

7. Comment. For any Fund with emerging markets risk as a principal risk, please confirm that such risk is in fact a principal risk of the Fund and, if necessary, update the Fund's corresponding principal investment strategy disclosure.

Response. The Registrants confirm that emerging markets risk is a principal risk of any Fund with such principal risk disclosure. The Registrants also note that such Funds' principal investment strategy includes corresponding disclosure regarding the Fund's investments in emerging markets.

8. Comment. The Staff notes that certain Funds use the following to describe the types of derivatives used: "The [Fund] may utilize derivatives, including but not limited to repurchase agreements, foreign currency exchange contracts, options and futures contracts, for hedging and for investment purposes." The underlined portion should be revised so as to specify the types of derivatives to be used by a Fund.

Response. The Registrants respectfully submit that the relevant disclosure specifically identifies the types of derivatives the use of which is a principal investment strategy of the Funds. Accordingly, the Registrants decline to make the requested change.

9. Comment. The Staff notes that certain Funds use the following to describe the types of derivatives used: "The [Fund] may utilize derivatives, including but not limited to repurchase agreements, foreign currency exchange contracts, options and futures contracts, for hedging and for investment purposes." Please consider enhancing the underlined disclosure to clarify whether the Fund expects to use derivatives investments for speculative purposes.

Response. The Registrants believe that "for investment purposes" is a commonly used term that describes non-hedging investments in derivatives. Accordingly, the Registrants decline to make the requested change.

10. Comment. To the extent that current risk disclosures are written in a generalized manner, please consider revising and tailoring such disclosures, as necessary, for the Funds. For example, the Staff notes that the derivatives risk disclosure appears to be written in a generalized manner for all Funds.

Response. The Registrants believe that their current risk disclosures, including derivatives risk, adequately describe the risks of derivatives for the Funds. Accordingly, the Registrants decline to make the requested change.

11. Comment. For Funds that identify turnover risk as a principal risk of the Fund, please add corresponding principal investment strategy disclosure (e.g., indicate that the Fund actively trades).

Response. The Registrants respectfully submit that portfolio turnover may be a result of a Fund's principal investment strategy, but is not itself a principal investment strategy of any Fund. In response to your comment, however, the following has been added to the Principal Investment Strategy section of the prospectus for each of Pax Large Cap Fund, Pax Mid Cap Fund, Pax Small Cap Fund, Pax ESG Beta Dividend Fund, Pax Ellevate Global Women's Leadership Fund, Pax Global Environmental Markets Fund, Pax Core Bond Fund and Pax High Yield Bond Fund:

"It is possible that, as a result of its investment strategies, the portfolio turnover rate of the [Fund] may be significant. Portfolio turnover is not a principal consideration in investment decisions for the Fund, and the Fund is not subject to any limit on the frequency with which portfolio securities may be purchased or sold."

12. Comment. In the Average Annual Total Returns tables, the footnotes need to be revised to comply with Item 4(b)(2) of Form N-1A. Specifically, please move the following disclosure from the footnotes to the body of the tables, as applicable: "Index (reflects no deduction for fees, expenses or taxes)."

Response. The requested change has been made.

13. Comment. In the Average Annual Total Returns tables, for the "Return After Taxes and Distributions" line item, please change the "and" to "on" (i.e., "Return After Taxes on Distributions") in accordance with Item 4(b)(2)(iii) of Form N-1A.

Response. The requested change has been made.

14. Comment. In the Average Annual Total Returns tables, the "Return After Taxes" line item is neither permitted nor required by Form N-1A. Please remove this line item.

Response. The Registrants have revised the "Return After Taxes" line item in accordance with Item 4(b)(2)(iii) of Form N-1A, as follows:

"Return After Taxes on Distributions and Sale of Fund Shares"

15. Comment. The Staff notes that Instruction 2(b) to Item 4(b)(2) of Form N-1A provides that "a Fund may include, in addition to the required broad-based securities market index, information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7)." The Staff further notes that the same instruction provides that if an additional index is included, the Fund should include disclosure information about that additional index in the narrative explanation accompanying the bar chart and table. Accordingly, the Staff believes that a description of the primary benchmark is neither permitted nor required by Form N-1A. Please consider deleting all descriptions of primary benchmarks in the footnotes to the Average Annual Total Returns tables.

Response. The Registrants respectfully submit that the descriptions of primary benchmarks in the footnotes to the Average Annual Total Returns tables are helpful disclosure for shareholders in the Funds. Accordingly, the Registrants respectfully decline to make the requested change.

16. Comment. In instances where there is more than one portfolio manager managing the investments of a Fund, please disclose whether all of the portfolio managers are jointly and primarily responsible for the day-to-day management of a Fund.

Response. The Registrants confirm that, pursuant to General Instruction C.3.(b), each portfolio manager listed in the Management of the Fund—Portfolio Managers section of the prospectus is jointly and primarily responsible for the management of the relevant Funds. The Registrants believe that the Funds' disclosure complies with the requirements of Item 5(b) of Form N-1A, which ask for the name, title and length of service of persons primarily responsible for the day-to-day management of the Fund's portfolio. The Registrants respectfully note that the instructions to Item 5(b) of Form N-1A do not require a Fund to state that the portfolio managers are "jointly and primarily responsible," rather, the instructions indicate that information about each person that is jointly and primarily responsible should be disclosed. Accordingly, the Registrants respectfully decline to make the requested change.

17. Comment. Please clarify whether Pax Mid Cap Fund presently takes significant positions in a particular sector or industry. Please disclose any such specific sectors or industries in the Principal Investment Strategies section of the prospectus and disclose any associated risks in the Principal Risks section of the prospectus.

Response. Pax Mid Cap Fund does not presently have a significant position in a particular sector.

18. Comment. Please explain supplementally why Funds that have a management fee that is a "unified fee" do not have an Other Expenses line item in the Annual Fund Operating Expenses table.

Response. The Registrants confirm that each of the Funds with unified fees and other expenses of at least .005% (Pax MSCI EAFE ESG Leaders Index Fund, Pax Ellevate Global Women's Leadership Fund and Pax Balanced Fund) have a separate line item to reflect acquired fund fees and expenses in the Annual Fund Operating Expenses table.

19. Comment. Please include an 80% policy to invest in ESG-related investments for Pax ESG Beta Quality Fund, in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the "1940 Act"). Please also disclose the criteria used to meet such 80% policy, including additional specificity with respect to ESG scoring.

Response. The Registrant respectfully submits that the term "ESG" does not connote a particular type of investment; rather it is a component of the Pax World Funds' investment strategy. The Registrant notes that the adopting release for Rule 35d-1 provides that "the rule does not apply to fund names that incorporate terms such as 'growth' and 'value' that connote types of investment strategies as opposed to types of investments."1 The term "ESG" in the Fund's name indicates that the Fund employs a sustainable investment strategy that favors securities that the Adviser believes have strong ESG profiles and does not suggest a type of investment. Accordingly, the Registrant declines to make the requested change.

20. Comment. For Pax ESG Beta Quality Fund, the Performance Information section of the prospectus states: "Effective June 30, 2016, the Pax Growth Fund was renamed the Pax ESG Beta Quality Fund and the strategy of the Fund changed. Accordingly, performance of the Fund for periods prior to June 30, 2016 may not be representative of the performance the Fund would have achieved had the Fund been following its current strategy." Please add a brief explanation of how Pax ESG Beta Quality Fund's strategy changed in 2016.

Response. The Registrant respectfully submits that what the Fund's strategy changed to in 2016 is already disclosed in the Principal Investment Strategy section of the prospectus. The Registrant believes that the current disclosure sufficiently conveys the fact that the strategy changed and prior performance may not be representative of performance the Fund would have achieved had the Fund been following its current strategy. Accordingly, the Registrant declines to make the requested change.

[1]	See Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) [66 FR 8509 (Feb. 1, 2001), correction 66 FR 14828 (Mar. 14, 2001)].

21. Comment. Pax MSCI EAFE ESG Leaders Index Fund's abbreviated name is "International Index Fund." Please consider using an abbreviated name that reflects the current construction of the Fund's full name.

Response. In response to your comment, the Fund's abbreviated name has been revised, as follows: "EAFE ESG Index Fund."

22. Comment. The description of the MSCI EAFE ESG Leaders Index indicates that it consists of large and mid capitalization companies across developed market countries around the world, excluding the U.S. and Canada. Please revise Pax MSCI EAFE ESG Leaders Index Fund's principal investment strategy to indicate that the index consists of large and mid capitalization companies. Please also update the Fund's corresponding principal risk disclosure, as applicable.

Response. In response to your comment, the disclosure has been revised, as follows:

"The MSCI EAFE ESG Leaders Index consists of equity securities of large and medium capitalization issuers organized or operating in developed market countries around the world excluding the U.S. and Canada that have high sustainability or environmental, social and governance (ESG) ratings relative to their sector and industry group peers, as rated by MSCI ESG Research annually."

The Registrant notes that the Fund already discloses Small- and Medium-Sized Company Risk. In response to your comment, however, the Registrant will replace this risk with Medium-Sized Capitalization Company Risk in the principal risks section of the prospectus.

23. Comment. Pax MSCI EAFE ESG Leaders Index Fund's principal investment strategy states as follows: "The Fund also may invest up to 20% of its total assets in certain futures, options and swap contracts, cash and cash equivalents, and stocks not included in the MSCI EAFE ESG Leaders Index, but which Impax Asset Management LLC ("IAM") believes will help the Fund track the price and yield performance of the MSCI EAFE ESG Leaders Index. Any investments in stocks or stock options not included in the MSCI EAFE ESG Leaders Index will be evaluated by IAM for satisfaction of IAM's ESG criteria." With respect to this disclosure:

a.	Please specify whether the investment adviser is writing options or buying and selling options.

Response. The Registrant confirms that the Fund is buying and selling options and not currently writing options.

b.	Please explain what "cash equivalents" refers to and how the Fund is going to use such instruments to achieve its investment objective.

Response. The Registrant respectfully notes that "cash equivalents" is a commonly used term that refers to short-term, high credit quality, highly liquid investments. Cash equivalents include, for example, money market instruments, bank certificates of deposit and repurchase agreements. As noted in the Fund's principal investment strategy disclosure, the Fund's investment adviser will use cash and cash equivalents not included in the index to help the Fund track the price and yield performance of the index while maintaining sufficient liquidity to meet reasonably foreseeable redemptions. See also the response to Comment 23(c) below.

c.	Please specify what types of swap contracts are entered into by the Fund (e.g., total return swaps, credit default swaps). Please revise the Fund's corresponding principal risk disclosure, as applicable.

Response. The Registrant respectfully notes that the Fund specifies the use of credit default swaps in the subsection entitled Pax Sustainability/ESG (Environmental, Social and Governance) Criteria under the section entitled About the Funds – Sustainable Investing. In response to your comment, however, the referenced disclosure has been revised, as follows:

"To the extent t~~T~~he Funds may invest in exchange traded funds (ETFs), credit default swaps on indices, swap contracts or other instruments for cash management or hedging purposes, or to gain temporary market exposures, such instruments will ~~that have~~ not have been evaluated under Pax's sustainability or ESG criteria."

The Registrant further notes that, as of December 31, 2017, none of the Funds held any derivative instruments.

24. Comment. Footnote 2 to the Average Annual Total Returns table for Pax MSCI EAFE ESG Leaders Index Fund states as follows: "Inception of Investor Class shares is March 31, 2014. The returns shown for Investor Class shares for the period prior to Investor Class shares inception are those of the Predecessor Fund. These returns have been adjusted to reflect the expenses allocable to Investor Class shares." Please confirm supplementally that this adjustment to reflect the expenses allocable to Investor Class shares does not result in higher performance numbers for that class.

Response. The Registrant confirms that such adjustment does not result in higher performance for Investor Class shares of the Fund.

25. Comment. The Staff notes that the footnotes to the Average Annual Total Returns tables provide greater detail than is necessary or required by Form N-1A. Please consider moving such detail from the Funds' summary prospectuses to elsewhere in the registration statement.

Response. Please see the response to Comment 15 above.

26. Comment. Please confirm supplementally that the reimbursement arrangement referenced in footnote 2 to the Annual Fund Operating Expenses table for Pax Global Environmental Markets Fund, if memorialized in a written agreement separate from the prospectus, will be filed with the registration statement.

Response. The Registrant notes that the Fund's reimbursement arrangement is not memorialized in a written agreement separate from the prospectus.

27. Comment. If Pax Global Environmental Markets Fund's investment adviser has the ability to recoup expenses that have previously been reimbursed, please disclose the terms of such recoupment.

Response. The Registrant confirms that no reimbursed expenses may be recouped.

28. Comment. With respect to Pax Global Environmental Markets Fund's 80% policy, please specify the criteria used to select issuers whose businesses and technologies focus on environmental markets.

Response. The Registrant respectfully notes that Pax Global Environmental Markets Fund has been in operation for 10 years and, in that time, its principal investment strategies have remained substantially the same. The Registrant believes that the Fund's principal investment strategies disclosure adequately describes the Fund's strategy and meets the requirements in Item 4(a) of Form N-1A.

29. Comment. Please indicate supplementally what percentage of Pax Core Bond Fund's investments constitute non-agency mortgage-backed securities.

Response. The Registrant notes that the Fund currently intends to limit its investments in non-agency, commercial and residential mortgage-backed security investments to 5% of its total assets at the time of purchase. The Registrant also notes that, to the extent such purchases are made, it anticipates purchasing only highly liquid instruments.

30. Comment. The Staff notes that the second and fourth bullet points in the Class A Shares Not Subject to a Sales Charge subsection under the Choosing a Share Class section in the prospectus, the Registrant provides that investments made through a financial intermediary, plan administrator or dealer of record that has entered into an agreement with the Funds are not subject to any initial or contingent deferred sales charges. Please identify the financial intermediaries, plan administrators or dealers of record that have entered into an agreement with the Funds, in accordance with IM Guidance Update No. 2016-06 and Item 12(a)(2) of Form N-1A.

Response. The Registrant respectfully submits that references to a "financial intermediary," "plan administrator" or "dealer of record" may be appropriate in certain circumstances, such as those used in the prospectus. The Registrant believes that the list of financial intermediaries, plan administrators or dealers of record with which the Funds have agreements would be subject to frequent change, and so including such a list in the registration statement would be impractical. The Registrant notes that Item 12(a)(2) of Form N-1A requires that the Registrant "identify each class of individuals or transaction to which [sales charge waiver] arrangements apply," and the Registrant believes that its current disclosure satisfies such requirements. Accordingly, the Registrant declines to make the requested change.

31. Comment. The Staff notes that, in the Class A Shares Not Subject to a Sales Charge subsection under the Choosing a Share Class section in the prospectus, the Registrant provides that "whether a sales charge waiver described above is available for your retirement plan or charitable account depends upon the policies and procedures of your intermediary." Please disclose any scheduled variations in sales charges and revise or omit the referenced disclosure, in accordance with Section 22(d) of the 1940 Act and Rule 22d-1 thereunder and Item 12(a)(2) of Form N-1A.

Response. The Registrant respectfully submits that shareholders that invest in the Funds through a financial intermediary may be subject to additional notice and other form requirements from such financial intermediaries, which may differ from those of the Funds. The Registrant believes that the policies and procedures of financial intermediaries are subject to frequent change, with or without prior notice to the Registrant, and so including a more detailed description of such policies and procedures in the registration statement would be impractical. Accordingly, the Registrant declines to make the requested change.

32. Comment. The Staff notes that, in the Additional Reductions and Waivers of Sales Charges subsection under the Choosing a Share Class section in the prospectus, the Registrant provides that "in addition to the breakpoint discount methods described above, sales charges may be reduced or waived under certain circumstances and for certain categories of investors." Please confirm supplementally that all such reductions or waivers are disclosed, in accordance with Item 12(a)(2) of Form N-1A.

Response. For shareholders that invest in the Funds through a financial intermediary, the Registrant respectfully submits that such shareholders may be subject to additional notice and other form requirements from their financial intermediaries, which may differ from those of the Funds. The Registrant believes that the policies and procedures of financial intermediaries are subject to frequent change, with or without prior notice to the Registrant, and so inclusion in the registration statement is impractical and not appropriate. Accordingly, the Registrant declines to make the requested change.

33. Comment. Pax Global Environmental Markets Fund's principal investment strategy states as follows: "The Global Environmental Markets Fund seeks to invest in companies with positive overall environmental performance and whose products or services help other companies and countries improve their environmental performance, and seeks to avoid investing in companies with significant environmental problems or worsening environmental profiles. In addition, as a result of the Fund's investment strategy, under normal market conditions, the Fund is expected to be fossil fuel-free (not invested in securities of companies that IAM determines are significantly involved in the extraction and/or refining of fossil fuels)." Please clarify that while the Fund has this expectation, there is no guarantee that this goal can be achieved.

Response. The Registrant respectfully notes that it defines fossil fuel-free as not invested in securities of companies that IAM determines are significantly involved in the extraction and/or refining of fossil fuels. The Registrant further notes that, by this definition, the Fund has always been fossil fuel free, and therefore does not believe it is necessary to state that this goal may not be achieved.

34. Comment. Pax Global Environmental Markets Fund's principal investment strategy states as follows: "In addition, as a result of the Fund's investment strategy, under normal market conditions, the Fund is expected to be fossil fuel-free (not invested in securities of companies that IAM determines are significantly involved in the extraction and/or refining of fossil fuels)." Please consider revising in view of the fact that "fossil fuel-free" suggests that a Fund is not invested in any companies (significantly or otherwise) involved in the extraction and/or refining of fossil fuels.

Response. The Registrant respectfully submits that there is no regulated or universally accepted definition of "fossil fuel-free." The Registrant notes that the term is followed immediately by the parenthetical defining what "fossil fuel-free" means in this context. Accordingly, the Registrant declines to make the requested change.

TRUST III ONLY

35. Comment. Please explain supplementally why Pax Ellevate Global Women's Leadership Fund, which has a management fee that is a "unified fee," does not have an Other Expenses line item in the Annual Fund Operating Expenses table.

Response. Please see the response to Comment 18 above.

36. Comment. The Staff notes that a footnote to the term "Women's Index" in the Investment Objective section of the prospectus states that the index is a "custom index based on MSCI World." The Staff further notes that the Principal Investment Strategies section of the prospectus provides that "in connection with each annual re-constitution of the Women's Index, IAM, the majority owner of PEM, provides MSCI with the names of the issuers to be included in the Women's Index." Please explain supplementally how the Women's Index is based on MSCI World if IAM provides MSCI with the names of the issuers to be included in the Women's Index.

Response. The Women's Index is a subset of the MSCI World Index; only component securities of the MSCI World Index are eligible to become components of the Women's Index. As a result, the Women's Index is based on the MSCI World Index. The Registrant also notes that additional information about the Women's Index, its components and the criteria used to determine such components is further described in the Investment Philosophy section of the Statement of Additional Information, as follows:

"The Women's Index is a customized market-weighted index consisting of equity securities of issuers organized or operating in countries around the world that demonstrate a commitment to advancing and empowering women through gender diversity on their boards, in management and through other policies and programs, and an understanding of the potential business advantages associated with greater gender diversity, as rated by Pax World Gender Analytics. In addition, the companies comprising the Women's Index meet certain environmental, social and governance (ESG) or sustainability thresholds, as rated by MSCI ESG Research. Pax World Gender Analytics, a team of analysts at Impax Asset Management LLC, formerly known as Pax World Management LLC ("IAM" or the "Adviser"), uses multiple criteria in exercising its discretion to select the components for the Women's Index, starting with membership in the MSCI World Index and otherwise consisting of the following: representation of women on boards, representation of women in executive management, presence of a female CEO and/or CFO and signatories to Women's Empowerment Principles. The Women's Index excludes all companies with an MSCI ESG Intangible Value Assessment ranking of less than B or an MSCI ESG Controversies score of less than one, and seeks to avoid companies that are involved in the manufacture or sale of weapons or manufacture of tobacco products. The Women's Index is re-constituted and re-balanced annually. Events occurring between re-constitutions of the Women's Index, including events such as the hiring or firing of women executives and the election or retirement of women directors, may not be reflected in the Women's Index until it is next re-constituted. Similarly, the Global Women's Fund may delay adding or subtracting a company from its portfolio based on such events until the Women's Index is re-constituted" (emphasis added).

37. Comment. With respect to the construction of the Women's Index, please confirm supplementally whether the Registrant has implemented firewalls between the IAM's index compilation staff and Pax Ellevate Management LLC's (PEM) portfolio managers.

Response. IAM and PEM have adopted policies and procedures specifically designed to address conflicts of interest between IAM's role in the customization of the Women's Index and PEM's role in managing the Fund.

38. Comment. Please identify the primary index for Pax Ellevate Global Women's Leadership Fund and explain supplementally why the Registrant believes that such index is a broad-based securities market index if it is a custom index.

Response. In response to your comment, the disclosure has been revised to designate the MSCI World (Net) Index as the primary index for the Fund, with the Women's Index as a secondary index.

39. Comment. In the Management, Organization and Capital Structure – Investment Advisers section of the prospectus, it states as follows: "PEM is 51% owned by Impax Asset Management LLC, formerly known as Pax World Management LLC ("IAM"), and 49% owned by Ellevate Asset Management LLC ("Ellevate"). As a result, IAM and Ellevate Asset Management LLC may be deemed to "control" PEM. As of January 18, 2018, approximately 87% of IAM's capital stock is owned by a subsidiary of Impax Asset Management Group plc, a publicly traded company on the Alternative Investment Market of the London Stock Exchange. All advisory fees paid by shareholders in the Global Women's Fund are paid to PEM, which in turn allocates such fees between IAM and Ellevate pursuant to a written agreement between IAM and Ellevate; provided, however, that PEM pays all fees attributable to shareholders invested through any Ellevest, Inc. investment service, including its digital brokerage platform and its private wealth management service (the "Ellevest Income"), exclusively to IAM, with the understanding and agreement that IAM will donate the portion of the Ellevest Income that would otherwise have been paid to Ellevate under normal circumstances to a non-profit or non-profits agreed upon by IAM and Ellevate and dedicated to the empowerment of women and girls." With respect to this disclosure:

a.	Please explain supplementally what type of written agreement is referred to in such disclosure and, if material, please file this agreement as an exhibit to Part C.

Response. The Registrant notes that the written agreement referenced is PEM's Limited Liability Company Agreement. The Fund is not a party to that agreement, and it is not material to the Fund.

b.	Please explain supplementally whether the referenced written arrangement poses any Section 17 concerns.

Response. Neither the Fund nor any company controlled by the Fund is a party to PEM's Limited Liability Company Agreement. Therefore, that agreement does not implicate Section 17 of the 1940 Act.

c.	Please clarify what "under normal circumstances" means.

Response. The Registrant has revised the referenced disclosure, as follows:

"PEM is 51% owned by Impax Asset Management LLC, formerly known as Pax World Management LLC ("IAM"), and 49% owned by Ellevate Asset Management LLC ("Ellevate"). As a result, IAM and Ellevate may be deemed to "control" PEM. As of January 18, 2018, approximately 87% of IAM's capital stock is owned by a subsidiary of Impax Asset Management Group plc, a publicly traded company on the Alternative Investment Market of the London Stock Exchange. All of the capital stock of Ellevate is currently owned by Krawcheck Holdings, which is owned by Ms. Krawcheck. All advisory fees paid by shareholders in the Global Women's Fund are paid to PEM, which in turn allocates such fees between IAM and Ellevate pursuant to a written agreement between IAM and Ellevate; provided, however, that PEM pays all fees attributable to shareholders invested through any Ellevest, Inc. investment service, including its digital brokerage platform and its private wealth management service (the "Ellevest Income"), exclusively to IAM, with the understanding and agreement that IAM will donate the portion of the Ellevest Income that would otherwise have been paid to Ellevate ~~under normal circumstances~~ to a non-profit or non-profits agreed upon by IAM and Ellevate and dedicated to the empowerment of women and girls."

* * * * *

We hope that the foregoing responses adequately address the Staff's comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith

Jimena Acuña Smith